                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                               G&L Realty Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  10.25% Series A Cumulative Preferred Stock
                   9.8% Series B Cumulative Preferred Stock
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                        (Title of Class of Securities)

                                   361271109
                                   361271208
                                   361271307
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                                (CUSIP Number)

                               Steven D. Lebowitz
                              c/o G&L Realty Corp.
                            439 North Bedford Drive
                        Beverly Hills, California 90210
                          Telephone No. (310) 273-9930
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 13, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]1.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

              (Continued on following pages) (Page 1 of 7 Pages)

_________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  361271109 / 361271208 / 361271307         Page 2 of 7 Pages
--------------------------------------------         -----------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Steven D. Lebowitz
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[X]2
                                                                         (b)[_]3
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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

   OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)
                                                                            [_]4
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                   7  SOLE VOTING POWER

                      602,437 shares of Common Stock
   NUMBER OF      -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          -0-
      EACH        -------------------------------------------------------------
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH             602,437 shares of Common Stock
                  -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    602,437 shares of Common Stock
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.6% of the outstanding shares of Common Stock
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14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

The Schedule 13D, dated December 16, 1993, filed by Steven D. Lebowitz, as amended by the Amendment No. 1 to Schedule 13D, dated December 16, 1994, is hereby further amended and restated as follows:

Item 1.  Security and Issuer.

      This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), 10.25% Series A Cumulative Preferred Stock, par value $.01 per share (the "Series A"), and 9.8% Series B Cumulative Preferred Stock, par value $.01 per share (the "Series B"), of G&L Realty Corp., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 439 North Bedford Drive, Beverly Hills, California 90210.

Item 2.  Identity and Background.

      (a) Steven D. Lebowitz

      (b) 439 North Bedford Drive, Beverly Hills, California 90210

      (c) President and Co-Chairman of the Board of the Company. The Company is a self-administered real estate investment trust that owns, acquires, develops, manages and leases health care properties.

      (d) During the last five years, Mr. Lebowitz has not been convicted in a criminal proceeding.

      (e) During the last five years, Mr. Lebowitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration.

      (a) Mr. Lebowitz and Mr. Gottlieb, the Chief Executive Officer and Co-Chairman of the Board of the Company, have a written commitment letter from GMAC Commercial Mortgage Corporation to lend up to $35 million in connection with the transactions described in Item 4 below. It is currently anticipated that Messrs. Lebowitz and Gottlieb will form an entity to borrow the funds, of which approximately $26 million will be used to fund the aggregate purchase price paid to the other holders of the Company's Common Stock in, and the related costs of, the merger, and to purchase some of the shares of Common Stock and/or units in G&L Realty Partnership, L.P. (the "Partnership") owned by Messrs. Lebowitz and Gottlieb; and up to $9 million will be loaned to Messrs. Lebowitz and Gottlieb to fund their purchase of the Series A and Series B Preferred Stock through the tender offer. See also Item 4 below.

      (b) On December 16, 1993, in connection with the consummation of the Company's initial public offering, Mr. Lebowitz transferred to the Company and the Partnership interests in certain properties and partnerships and, as a general partner of G&L Development, retained certain indebtedness of G&L Development in exchange for 222,468 shares of Common Stock and 159,480 units in the Partnership. In addition, Mr. Lebowitz purchased 10,600 shares of Common Stock in the initial public offering. Mr. Lebowitz obtained the funds for the purchase of the shares in the initial public offering pursuant to a loan by Reese Milner, members of the Milner family and related entities, as described more completely under Item 6(c) below. On June 28, 1996, 445 Bedford, LLC, a limited liability company partially owned by Mr. Lebowitz, contributed its interest in a hospital facility, two medical office buildings and a parcel of vacant land to the Partnership in exchange for 39,215 units in the Partnership, of which Mr. Lebowitz received 15,686 units. On December 18, 1997, Mr. Lebowitz exercised options and acquired 67,000 shares of Common Stock, at an exercise price of $9.625 per share (the closing price of the Common Stock on that date was $20.1875 per share), using his personal funds. On December 31, 1998, the Partnership acquired an office and retail complex located in Coronado, California, from a limited liability company in which Mr. Lebowitz held a 70% interest. The Partnership assumed $7.5 million in long-term debt and issued 126,744 units, of which Mr. Lebowitz received 88,721 units. In November 1999, in connection with the Company's tender offer for up to 1,000,000 shares of its Common Stock, Mr. Lebowitz sold 14,245 shares at a price of $10.50 per share.

Item 4.  Purpose of the Transaction.

      On April 13, 2001, the Company and Messrs. Lebowitz and Gottlieb entered into an agreement in principle under which Messrs. Lebowitz and Gottlieb would acquire all of the outstanding shares of the Common Stock not held by them for a cash price of $11.25 per share, subject to adjustment downward (but not below $11.00 per share) if certain transaction expenses exceed an agreed upon amount. The agreement in principle contemplates that the acquisition of the Common Stock would be effected through the merger of an entity newly formed by them into the Company. It is currently contemplated that the merger would be completed in the third quarter of 2001.

      The Series A and Series B Preferred Stock would remain outstanding following closing of the merger. However, Messrs. Lebowitz and Gottlieb intend to make a cash tender offer for up to approximately 20% of the total number of outstanding shares of such Preferred Stock at a price of $17.50 per share for the Series A and $17.00 per share for the Series B. The tender offer is expected to occur during the period in which the Company solicits proxies for the stockholders' meeting to consider the proposed merger and would close concurrently with, and be subject to, the closing of the merger. The proposed merger is condition on, among other things, the execution of a definitive merger agreement.

      Copies of the agreement in principle and the Company's press release related thereto are attached hereto as Exhibits 3 and 4. The foregoing description is qualified in its entirety by reference to the full text of those documents.

Item 5.  Interest in Securities of the Issuer.

      (a) Mr. Lebowitz beneficially owns an aggregate of 602,437 shares (the "Shares") of Common Stock, including (i) 2,460 shares held in trust for the benefit of Mr. Lebowitz' children; (ii) 263,887 units of the Partnership, that are convertible, at the option of the holder, into Common Stock or cash, at the option of the Company; and (iii) 50,167 shares that Mr. Lebowitz may purchase under options that are exercisable within sixty days of the date of this filing. The Shares represent approximately 19.6% of the issued and outstanding Common Stock. Mr. Lebowitz owns no shares of the Series A or Series B Preferred Stock.

      (b) Mr. Lebowitz has sole voting and disposition power over all of the Shares.

      (c) Mr. Lebowitz has not effected any transactions in the Common Stock or the Series A or the Series B Preferred Stock in the last 60 days.

      (d) Mr. Lebowitz has assigned his dividend rights on 88,721 units of the Partnership to a financial institution in connection with a personal loan made by the institution to Mr. Lebowitz.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      (a) See Item 4 above.

      (b) In November 1993, the Company granted Mr. Lebowitz an option to purchase 100,500 shares of Common Stock at an exercise price of $18.25 per share (the initial price per share of the Common Stock sold to the public in the Company's initial public offering). On December 18, 1995, the Company cancelled this option and granted him another option to purchase 100,500 shares at an exercise price of $9.625 per share (the closing price of the Common Stock on that day). The option vested evenly over three years and, as of the date of this filing, Mr. Lebowitz has exercised all but 33,500 shares of Common Stock under the option. The option expires in December 2005. On February 29, 2000, the Company granted Mr. Lebowitz another option to purchase 50,000 shares of Common Stock at an exercise price of $8.875 per share (the closing price of the Common Stock on that day). The option vests evenly over three years and expires in February 2010.

      (c) Mr. Lebowitz has pledged 98,655 shares of Common Stock and 159,480 units of the Partnership to Reese Milner, members of the Milner family and related entities to secure certain indebtedness. In addition, 187,268 shares of Common Stock and 104,407 units of the Partnership have been pledged to various financial institutions to secure other indebtedness. Further, 2,460 shares of Common Stock are held in trust for the benefit of Mr. Lebowitz' children.

Item 7.  Material to be Filed as Exhibits.

            Exhibit No.     Description
            -----------     -----------
               1            Option Agreement by and between G&L Realty Corp. and Steven D.
                            Lebowitz, dated as of December 18, 1995

               2            Option Agreement by and between G&L Realty Corp. and Steven D.
                            Lebowitz, dated February 29, 2000

               3            Press Release of G&L Realty Corp. dated as of April 13, 2001*

               4            Term Sheet dated as of April 13, 2001, among G&L Realty Corp.,
                            Daniel M. Gottlieb and Steven D. Lebowitz*

______________
* Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule TO of Messrs. Gottlieb and Lebowitz filed April 16, 2001.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2001

                                     /s/ Steven D. Lebowitz
                                    -------------------------------------
                                    Steven D. Lebowitz

                                 Exhibit Index

Exhibit No.               Description
-----------               -----------
     1            Option Agreement by and between G&L Realty Corp. and Steven D.
                  Lebowitz, dated as of December 18, 1995

     2            Option Agreement by and between G&L Realty Corp. and Steven D.
                  Lebowitz, dated as of February 29, 2000

     3            Press Release of G&L Realty Corp. dated as of April 13, 2001*

     4 Term Sheet dated as of April 13, 2001, among G&L Realty Corp., Daniel M. Gottlieb and Steven D. Lebowitz*
______________
* Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule TO of Messrs. Gottlieb and Lebowitz filed April 16, 2001.